Filed Pursuant to Rule 433

Registration Statement No.333-262548

Issuer Free Writing Prospectus

Republic of Chile
€1,500,000,000 3.875% Notes due 2036
Final Terms and Conditions

As of January 7, 2026

Issuer:	Fisco de la Republica de Chile (“Republic of Chile”, or “Chile”)

Title:	3.875% Notes due 2036

Expected Notes Ratings[1]:	A2 / A / A- (Moody’s/S&P/Fitch)

Issuer Ratings[1]:	A2(sta) / A(sta) / A-(sta) (Moody’s/S&P/Fitch)

Currency:	Euro (€)

Principal Amount:	€1,500,000,000

Maturity Date:	April 14, 2036

Trade Date:	January 7, 2026

Expected Settlement Date (T+5):	January 14, 2026

Mid-Swaps Yield:	2.878%

Spread to Mid-Swaps:	105 basis points

Benchmark Bund:	2.6% due 2035

Benchmark Bund Price/Yield:	98.223 / 2.812%

Spread to Benchmark Bund:	111.6 basis points

Yield to Maturity:	3.928%

Public Offering Price:	99.574% plus accrued interest, if any, from (and including) January 14, 2026 to (but excluding) the Settlement Date.

Interest:	3.875% per annum, subject to the paragraphs immediately below, payable annually in arrears.

Subsequent Rate of Interest

Under the terms of the notes, from and including April 14, 2032 (the “Interest Rate Determination Date”), if Chile:

•      delivers an officer’s certificate to the trustee at least 30 days prior to the Interest Rate Determination Date (the “Notification Date”), and such certificate contains a certification that, pursuant to the Verification Reports:

•      both SPT Events have been met, the interest rate payable on the notes will decrease by 25 basis points per year;

•      none of SPT Events has been met, or the SPT Event 4b has been met but the SPT Event 4a has not been met, the interest rate payable on the notes will increase by 25 basis points per year; or

•      only SPT Event 4a has been met, the interest rate payable on the notes will remain the same; or

•      fails to deliver such officer’s certificate to the trustee on or prior to the Notification Date, or the satisfaction of the SPT Events has not been confirmed in the Verification Reports, the interest rate payable on the notes will increase by 25 basis points per year.

The applicable interest rate from and including the Interest Rate Determination Date (either unchanged, or as adjusted to reflect the applicable increase or decrease, as set forth above) is referred to as the “Subsequent Rate of Interest”. Capitalized terms used herein and not defined shall have the meaning ascribed to them under “Description of the Notes—General Terms of the Notes” in the prospectus supplement.

Sustainability Performance Targets

SPT Event 4a: achieving at least 30% of the total national land surface area (including inland waters) covered by Protected Areas and/or OECMs by December 31, 2030.

SPT Event 4b: achieving at least 10% of total national land surface area (including inland waters) under Protected Areas that meet all key effectiveness metrics of governance, planning, personnel and monitoring by December 31, 2030.

Capitalized terms used herein and not defined shall have the meaning ascribed to them under “Description of the Notes—General Terms of the Notes” in the prospectus supplement.

Payment of Interest:	Amounts due in respect of interest will accrue and be paid annually in arrears.

Interest Payment Dates:	Interest payment dates shall be on April 14 of each year, commencing on April 14, 2026 (short first coupon).

Optional Redemption:

Chile will have the right at its option, upon giving not less than 15 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to:

•      if redeemed prior to January 14, 2036 (three months prior to the maturity date of the notes), the principal amount thereof, plus the Make-Whole Amount (as defined below), plus interest accrued but not paid on the principal amount of the notes to the date of redemption, or

•      if redeemed on or after January 14, 2036 (three months prior to the maturity date of the notes), the principal amount thereof, plus interest accrued but not paid on the principal amount of such notes to the date of redemption. See “Description of the Notes—Optional Redemption” in the prospectus supplement.

For purposes of optional redemption, interest will be calculated assuming the notes matured on January 14, 2036 (three months prior to the maturity date of the notes) and taking into account the interest rate applicable on the notes on the redemption date; provided, however, that any optional redemption prior to the Interest Determination Date shall take into account the Applicable Interest Rate (as defined in the prospectus supplement).

“Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued but not paid to the date of redemption), discounted to the redemption date on an annual basis (assuming the actual number of days in a 365- or 366-day year) at the Benchmark Rate (as defined in the preliminary prospectus supplement) plus 20 basis points over (ii) the principal amount of such notes.

Denominations:	€1,000 and integral multiples of €1.00 in excess thereof.

Day Count:	Actual/Actual (ICMA).

Format:	SEC Registered; Global.

ISIN/Common Code:	XS3272223762 / 327222376

Governing Law:	State of New York

Listing:	Application will be made for the notes to be admitted for trading to the International Securities Market (ISM) of the London Stock Exchange.

Joint Bookrunners (Allocation):	Banco Santander, S.A. (€375,000,000) Crédit Agricole Corporate and Investment Bank (€375,000,000) J.P. Morgan Securities plc (€375,000,000) Société Générale (€375,000,000)

1 The security ratings above are not a recommendation to buy, sell or hold the notes offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s Investors Service, Inc., Standard & Poor’s Ratings Service and Fitch Ratings Limited. Each of the security ratings above should be evaluated independently of any other security rating.

Delivery of the notes is expected on or about January 14, 2026, which will be the fifth business day following the date of pricing of the notes. Under Rule 15c6–1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to one business day before the date of delivery will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade notes prior to one business day before the date of delivery should consult their own advisor.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Banco Santander, S.A. at +1-855-403-3636, Crédit Agricole Corporate and Investment Bank at +1-866-807-6030, J.P. Morgan Securities plc at +44-207-134-2468 and Société Générale at +1-855-881-2108.

The following additional information of Chile and regarding the notes is available from the SEC’s website and also accompanies this term sheet:

https://www.sec.gov/Archives/edgar/data/19957/000110465922011948/tm225317d1_sb.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465925094669/tm2526665d1_18k.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465926000348/tm261693d1_18ka.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465926000350/tm261694d3_424b3.htm

This term sheet has been prepared on the basis that any offer of the notes in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Each person in the EEA who receives any communication in respect of, or who acquires any notes under, the offers to the public contemplated in the Prospectus Supplement, or to whom the notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and Chile that it and any person on whose behalf it acquires notes is not a “retail investor” (as defined above).

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the IDD, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by the PRIIPs Regulation as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.